UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140781105

(CUSIP Number)

Morgan D. Neff

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

(817) 850-3600

Matt Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

817-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,594,733 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,594,733 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 27,142,528 shares of Common Stock of the Issuer issued and outstanding as February 17, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017. Includes 27,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Dan H. Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,594,733 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,594,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,142,528 shares of Common Stock of the Issuer issued and outstanding as February 17, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017. Includes 27,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,594,733 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,594,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,142,528 shares of Common Stock of the Issuer issued and outstanding as February 17, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017. Includes 27,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

CUSIP No. 140781105

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,594,733 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,594,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 27,142,528 shares of Common Stock of the Issuer issued and outstanding as February 17, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017. Includes 27,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

Item 1.	Security and Issuer

(a)	Name of Issuer: CARBO Ceramics, Inc.

(b)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

(c)	Address of Issuer’s Principal Executive Offices:

575 North Dairy Ashford, Suite 300

Houston, TX 77079

Item 2.	Identity and Background

(a)	Name of Persons Filing:

This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

Wilks Brothers, LLC (“Wilks Brothers”), a Texas limited liability company

Dan H. Wilks, a United States citizen

Staci Wilks, a United States citizen

Farris Wilks, a United States citizen

(b)	The address of the principal business office of each of the Reporting Persons is: 17010 Interstate 20, Cisco, TX 76437.

(c)	Occupation or Employment:

Dan H. Wilks’ present principal occupation or employment is self-employed investor.

Staci Wilks’ present principal occupation or employment is self-employed investor.

Farris Wilks’ present principal occupation or employment is self-employed investor.

The principal business of Wilks Brothers is investing in securities. Wilks Brothers is a manager-managed limited liability company, managed by Dan H. Wilks and Farris Wilks.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. See Item 1(a) of this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the prior 13D is hereby amended by adding the following:

As of the date hereof, the Reporting Persons have acquired an additional 17,500 shares of Common Stock for an aggregate purchase price of $225,050 including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 of the prior 13D is hereby amended by adding the following:

On March 2, 2017, the Issuer entered into an Amended and Restated Credit Agreement (the “New Credit Agreement”) with Wilks Brothers to replace its current term loan with Wells Fargo Bank, National Association. The New Credit Agreement is a $65.0 million facility maturing on December 31, 2022, that consists of a $52,651,000 term loan made at closing to pay off Wells Fargo and an additional term loan of $12,349,000 to be made in a single advance to the Issuer upon the satisfaction of certain post-closing conditions. The Issuer’s obligations bear interest at 9.00% and are guaranteed by its two domestic operating subsidiaries. No principal repayments are required until maturity (except in unusual circumstances), and there are no financial covenants. In lieu of making cash interest payments, the Issuer has the option during the first two years of the loan to make interest payments as payment-in-kind, or PIK, by applying an 11.00% rate to the interest payment due (instead of the 9.00% cash interest rate) and capitalizing the resulting amount to the outstanding principal balance of the loan. The loan cannot be prepaid during the first three years without making Wilks Brothers whole for interest that would have been payable over the entire remaining term of the loan. The Issuer’s obligations under the New Credit Agreement are secured by: (i) a pledge of all accounts receivable and inventory, (ii) cash in certain accounts, (iii) domestic distribution assets residing on owned real property, (iv) the Issuer’s Marshfield, Wisconsin and Toomsboro, Georgia plant facilities and equipment, and (v) certain real property interests in mines and minerals. The foregoing description of the New Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Credit Agreement, attached hereto as Exhibit 99.7 which is incorporated herein by reference.

On March 2, 2017, in connection with entry into the New Credit Agreement, the Issuer issued a Warrant (the “Warrant”) to Wilks Brothers. Subject to the terms of the Warrant, the Warrant entitles the holder thereof to purchase up to 523,022 shares of the Common Stock, at an exercise price of $14.91 per share, payable in cash. The Warrant expires at 11:59 p.m., New York City time, on December 31, 2022. Until receipt of the Stockholder Approval, the holder of the Warrant shall not be entitled to exercise the Warrant to the extent that the number of shares of Common Stock to be purchased upon such exercise, plus the number of shares of Common Stock purchased on any prior exercise of the Warrant, exceeds 271,414 shares of Common Stock (which amount represents approximately 1% of the number of shares of Common Stock currently outstanding). The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, attached hereto as Exhibit 99.8, which is incorporated herein by reference.

In connection with entry into the New Credit Agreement and the issuance of the Warrant, the Issuer entered into a letter agreement (the “Letter Agreement”), dated as of March 2, 2017, by and among the Issuer, Wilks Brothers, and certain directors and officers of the Issuer holding approximately 14.8% of the Issuer’s outstanding common shares (collectively, the “Supporting Stockholders”). Under the terms of the Letter Agreement, Wilks Brothers has agreed to not acquire, offer to acquire or agree to acquire any of the Issuer’s Common Stock if the acquisition would result in Wilks Brothers and its affiliates owning more than 15% of the Common Stock then outstanding. Wilks Brothers and the Issuer also agreed to certain other customary standstill provisions, which remain in effect until six months after the Wilks Brothers and its affiliates own less than 5% of the Common Stock.

In addition, the Issuer has agreed to submit a proposal seeking the approval (the “Stockholder Approval”), by an affirmative vote of the holders of a majority of the votes cast of the Common Stock, of the issuance of 523,022 shares of Common Stock to Wilks Brothers upon exercise of the Warrant. The New York Stock Exchange requires the approval of the Issuer’s stockholders of the issuance of an amount of shares of the Common Stock, or securities convertible into Common Stock, that exceeds more than 1% of the Common Stock outstanding, to a stockholder of the Issuer who holds more than 5% of the Common Stock outstanding before such issuance, such as Wilks Brothers. Under the Letter Agreement, the Supporting Stockholders have agreed to vote in favor of the Stockholder Approval.

The Issuer has also granted Wilks certain registration rights pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 2, 2017, with respect to the shares of Common Stock issuable upon exercise of the Warrant, which rights include demand rights and piggy-back registration rights, subject to certain exceptions and limitations. The foregoing description of the Letter Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the respective agreements, attached hereto as Exhibits 99.9 and 99.10, respectively, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,594,733 shares of Common Stock, representing approximately 9.5% of the Issuer’s issued and outstanding shares of Common Stock, based on 27,142,528 shares of Common Stock of the Issuer issued and outstanding as February 17, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 1, 2017 and including 27,414 shares of Common Stock of the Issuer currently issuable upon exercise of the Warrant. See Item 4 of this Schedule 13D.

Dan Wilks and Staci Wilks each beneficially own 1,000,143 shares of Common Stock, representing 3.7% of the Issuer’s issued and outstanding Common Stock. Wilks Brothers beneficially owns 1,594,590 shares of Common Stock, representing 5.8% of the Issuer’s issued and outstanding Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly beneficially own the 1,594,590 shares of Common Stock directly beneficially owned by Wilks Brothers. Dan Wilks and Staci Wilks are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person. Dan Wilks and Farris Wilks are brothers, and may and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

(b) Dan Wilks and Staci Wilks each have shared power to vote and power to dispose of 1,000,143 shares of Common Stock. Wilks Brothers has sole power to vote and power to dispose of 1,594,590 shares of Common Stock. Dan Wilks and Farris Wilks may be deemed to indirectly have the power to direct the voting and the power to direct the disposition of the 1,594,590 shares of Common Stock directly beneficially owned by Wilks Brothers.

(c) Except as set forth above in Item 4 of this Schedule 13D, no transactions were effected in the Common Stock within the past 60 days by the Reporting Persons or their general partners or managers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the prior 13D is hereby amended by adding the following:

On December 6, 2016, Wilks Brothers sold short 6,325 over the counter market American-style put options referencing 632,500 shares of Common Stock, which have a strike price of $14.00 and expire on June 16, 2017.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except as set forth above in Item 4 and Item 6 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement

99.3	Power of Attorney - Dan Wilks

99.4	Power of Attorney - Staci Wilks

99.5	Power of Attorney - Farris Wilks

99.6	Power of Attorney - Wilks Brothers, LLC

99.7	Amended and Restated Credit Agreement, dated as of March 2, 2017, among CARBO Ceramics Inc., as Borrower, Wilks Brothers, LLC, as Administrative Agent and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.8	Warrant, dated March 2, 2017, between CARBO Ceramics Inc. and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.9	Letter Agreement, dated March 2, 2017, between each Supporting Stockholder and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.10	Registration Rights Agreement, dated as of March 2, 2017, between CARBO Ceramics Inc. and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Dan H. Wilks

*
Staci Wilks

*
Farris Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement

99.3	Power of Attorney - Dan Wilks

99.4	Power of Attorney - Staci Wilks

99.5	Power of Attorney - Farris Wilks

99.6	Power of Attorney - Wilks Brothers, LLC

99.7	Amended and Restated Credit Agreement, dated as of March 2, 2017, among CARBO Ceramics Inc., as Borrower, Wilks Brothers, LLC, as Administrative Agent and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.8	Warrant, dated March 2, 2017, between CARBO Ceramics Inc. and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.9	Letter Agreement, dated March 2, 2017, between each Supporting Stockholder and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)

99.10	Registration Rights Agreement, dated as of March 2, 2017, between CARBO Ceramics Inc. and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 6, 2017)